SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under The Securities Exchange Act of 1934
                       (Amendment No. 14)*

                        GIANT GROUP, LTD.
                         (Name of Issuer)

              Common Stock, par value $.01 per share
                  (Title of Class of Securities)

                            374503100
                          (CUSIP Number)

                          Burt Sugarman
                  150 El Camino Drive, Suite 303
                 Beverly Hills, California  90212
                          (310) 273-5678
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           May 3, 1996
               (Date of Event Which Requires Filing
                        Of This Statement)

If the Filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
                             [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                 (Continued on following page(s))
                        Page 1 of 4 Pages


<page-2>

CUSIP No. 374503100           13-D           Page 2 of 4 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               BURT SUGARMAN
               I.R.S. ####-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
               N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO
     ITEMS 2(d) or 2(e)  [X]
     (previously disclosed)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7    SOLE VOTING POWER
               2,988,672 shares (includes options to purchase
               1,599,202 shares)

8    SHARED VOTING POWER
               -0-

9    SOLE DISPOSITIVE POWER
               2,988,672 shares (includes options to purchase
               1,599,202 shares)

10   SHARE DISPOSITIVE POWER
               -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,988,672 shares (includes options to purchase
               1,599,202 shares)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [X]

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               52.9%

14   TYPE OF REPORTING PERSON*
               CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


<page-3>

     Reference is hereby made to that certain Schedule 13D, dated January 13, 1982, as amended, filed by Burt Sugarman with respect to the common stock, par value $0.01 per share (the "Common Stock"), of GIANT GROUP, LTD., a Delaware corporation (the "Company"), collectively referred to herein as the "Schedule." Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule, as amended to date, remains unchanged. The Schedule is hereby amended as follows:

     Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule is hereby amended to read as follows:

     On May 3, 1996 the Company repurchased 705,489 shares of Common Stock from Fidelity National Financial, Inc. As of May 3, 1996, Mr. Sugarman beneficially owned 2,988,672 shares of Common Stock, including 1,389,470 shares which are directly owned and 1,599,202 shares which are the subject of presently exercisable options, constituting approximately 52.7% of the outstanding shares (computed on the basis of 4,072,896 shares outstanding as of May 3, 1996, after giving effect to the repurchase of shares by the Company and the 1,599,202 shares subject to presently exercisable options). Mr. Sugarman has sole voting and dispositive power with respect to such shares. Such amount does not include 20,500 shares of Common Stock owned by Mr. Sugarman's wife or 2,000 shares of Common Stock held by Mr. Sugarman as custodian for his minor child, as to which Mr. Sugarman disclaims beneficial ownership.


<page-4>
                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 13, 1996

                                   \s\ Burt Sugarman
                                   ---------------------
                                   Burt Sugarman